PROCESSED
AUG 20 2008
THOMSON REUTERS

ATCO
GROUP

Corporate Office

[redacted]

08004362

Telephone: (403) 292-7970
Fax: (403) 292-7623
e-mail: karen.sharp@atco.com

August 7, 2008

SEC Mail Processing Section
AUG 13 2008
Washington, DC
105

Securities and Exchange Commission
Judiciary Plaza
450 - 5 Street NW
Washington, DC 20549

SUPPL

ATCO Ltd.
File No.: 82-34745
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 1, filed August 6, 2008 for symbol ACO.X
- Corporation's Form 1, filed August 6, 2008 for symbol ACO.Y
- Corporation's Form 1, filed August 6, 2008 for symbol ACO.PR.A

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Karen Sharp, Senior Administrative Assistant
Corporate Secretarial Department
ATCO Ltd. and Canadian Utilities Limited

Encl.

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.X
Reporting Period:	07/01/2008 - 07/31/2008

Summary

Issued & Outstanding Opening Balance :	50,866,796	As at :	07/01/2008
	Effect on Issued & Outstanding Securities		
Employee Stock Option Plan	0		
Other Issuances and Cancellations	2,000		
Issued & Outstanding Closing Balance :	50,868,796		

SEC
Mail Processing
Section

AUG 13 2008

Washington, DC
105

Employee Stock Option Plan

Stock Options Outstanding Opening Balance: **1,166,200** As at : 07/01/2008

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
07/01/2008	N	4,000			
Filer's comment					
TSX reserved = 2,799,000 TSX available = 1,628,800					
Totals		4,000	0	0	0

Stock Options Outstanding Closing Balance: **1,170,200** As at : 07/31/2008

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
07/31/2008	Conversion (General)	2,000
Totals		2,000

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	08/06/2008
Last Updated:	08/06/2008

Form 1 Submission - Change in Issued and Outstanding Securities

FILE NO. 82-34745

SEC
Mail Processing
Section

AUG 13 2008

Washington, DC
105

Issuer :	Atco Ltd.
Symbol :	ACO.Y
Reporting Period:	07/01/2008 - 07/31/2008

Summary

Issued & Outstanding Opening Balance :	6,911,068	As at :	07/01/2008
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	-2,000		
Issued & Outstanding Closing Balance :	6,909,068		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
07/31/2008	Conversion (General)	-2,000
Totals		-2,000

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	08/06/2008
Last Updated:	08/06/2008

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

SEC
Mail Processing
Section

AUG 1 3 2008

Washington, DC
105

Issuer :	Atco Ltd.
Symbol :	ACO.PR.A
Reporting Period:	07/01/2008 - 07/31/2008

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	07/01/2008
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	08/06/2008
Last Updated:	08/06/2008

END